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                             April 23, 2023

       Claire McDonough
       Chief Financial Officer
       Rivian Automotive, Inc.
       14600 Myford Road
       Irvine, California 92606

                                                        Re: Rivian Automotive,
Inc.
                                                            Form 10-K For the
Fiscal Year Ended December 31, 2022
                                                            Filed February 28,
2023
                                                            File No. 001-41042

       Dear Claire McDonough:

              We have limited our review of your filing to the financial statements and related disclosures and have the following comments.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 10-K For the Fiscal Year Ended December 31, 2022

       Notes to Consolidated Financial Statements
       Revenues, page 73

   1. We note from your disclosure on page 17 that, under the EDV Agreement, you and
                                                        Amazon have agreed to
collaborate to design, develop, manufacture, and supply EDVs and/or certain
component parts and related services for use in Amazon   s last mile delivery
                                                        operations. Please tell
us how you determined that the EDV sales to Amazon should be recognized at a point
in time, rather than over time. Refer to the guidance in ASC 606-10-
                                                        25-27.
   2. We also note from your disclosure on page 17 that you will be reimbursed for certain development costs,
pursuant to the EDV Agreement. Please tell us your accounting treatment for these
reimbursements and your consideration for disclosing this information.
 Claire McDonough
FirstName   LastNameClaire McDonough
Rivian Automotive,   Inc.
Comapany
April       NameRivian Automotive, Inc.
       23, 2023
April 223, 2023 Page 2
Page
FirstName LastName
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      You may contact Eiko Yaoita Pyles, Staff Accountant, at 202-551-3587 or Melissa
Gilmore, Senior Staff Accountant, at 202-551-3777 with any questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of
Manufacturing